[redacted]

08028671

SECUR... ...MISSION
Washington, D.C. 20549

AB 3/7

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2007___ (MM/DD/YY) AND ENDING ___December 31, 2007___ (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Asset Alliance Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
800 Third Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Bruce H. Lipnick **(212) 207-8786**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte
(Name – of individual, state last, first, middle name)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
101

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce H. Lipnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Asset Alliance Investment Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

____

____

Signature

Chairman & Chief Executive Officer

Title

SANDRA BORZOMI
Notary [illegible] of New York
No. 01[illegible]762
Qualified in [illegible] County
Commission Expires 3/[illegible]/2014

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSET ALLIANCE INVESTMENT SERVICES, INC.
(SEC I.D. No. 8-50629)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to
Rule 17a-5(e)(3) of the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

ASSET ALLIANCE INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Asset Alliance Investment Services, Inc.

We have audited the accompanying statement of financial condition of Asset Alliance Investment Services, Inc. (the "Company"), a wholly-owned subsidiary of Asset Alliance Corporation (the "Parent"), as of December 31, 2007, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Asset Alliance Investment Services, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2008

ASSET ALLIANCE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS	
CASH	$221,003
DUE FROM AFFILIATE	5,088
DEFERRED TAXES	123,082
TOTAL	$349,173
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to placement agents	$ 36,198
Due to Parent	76,532
Corporate taxes payable	722
Accrued expenses	24,000
Total liabilities	137,452
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 per value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	640,820
Accumulated deficit	(429,100)
Total stockholder's equity	211,721
TOTAL	$349,173

See notes to financial statements.

ASSET ALLIANCE INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Placement revenues	$ 167,786
Other income	37,484
Total revenues	205,270
EXPENSES:	
Placement fees	167,786
Rent and utilities	56,890
Salaries	29,250
Professional fees	32,500
Dues and fees	37,955
Other	1,660
Total expenses	326,041
OPERATING LOSS	(120,771)
INCOME TAX BENEFIT	41,784
NET LOSS	$ (78,987)

See notes to financial statements.

ASSET ALLIANCE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (78,987)
Income tax benefit	(41,784)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Due to Parent	74,913
Due from affiliate	12,578
Corporate taxes	78
Payable to placement agents	(30,129)
Net cash used in operating activities	(63,331)
CASH FLOWS FROM FINANCING ACTIVITIES — Capital contribution	100,000
NET INCREASE IN CASH	36,669
CASH — January 1, 2007	184,334
CASH — December 31, 2007	$ 221,003

See notes to financial statements.

ASSET ALLIANCE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE— January 1, 2007	100	$ 1	$ 540,820	$ (350,113)	$ 190,708
Capital contribution			100,000		100,000
Net loss				(78,987)	(78,987)
BALANCE — December 31, 2007	100	$ 1	$ 640,820	$ (429,100)	$ 211,721

See notes to financial statements.

ASSET ALLIANCE INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. BUSINESS AND ORGANIZATION

Asset Alliance Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Asset Alliance Corporation (the "Parent"), was incorporated on October 3, 1997. The Company was formed for the purpose of providing a broad range of marketing and investor services for the Parent and its subsidiaries' private investment products and those of affiliated asset managers. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The regulation of broker-dealers has been delegated by the federal securities laws to the Financial Industry Regulatory Authority (FINRA), which conducts periodic examinations of their operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Revenue Recognition — The Company's revenues are derived from fees earned for private placement services provided to the Parent and affiliated companies. The fees are based on management and incentive fees earned by the affiliated companies for investment advisory services and are calculated on a monthly and quarterly basis, respectively. The fees earned by the Company are ongoing, so long as the assets raised by the Company remain in the affiliated companies. See also Note 6 – Related Party Transactions. The company may also perform placement services for affiliates for which no fees are earned.

3. ADDITIONAL PAID-IN CAPITAL

In June 2007, the Parent made an additional investment in the Company in the amount of $100,000.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission (SEC). The Company's minimum net capital requirement is the greater of 6⅔% of aggregate indebtedness, as defined, or $5,000. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule. At December 31, 2007, the Company had net capital, as defined, of $83,551 which was $74,388 in excess of the required net capital of $9,163. The Company's aggregate indebtedness to net capital ratio was 1.65 to 1 at December 31, 2007.

5. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. The Company files its own state and local income tax returns. Federal, and combined state and local taxes, have been calculated in these financial statements on a stand-alone basis using separate entity income at the effective rate of the Company.

The Company's federal income tax provision is computed in accordance with an agreement between the Parent and its subsidiaries. The Parent pays federal taxes or receives federal tax benefits on the Company's behalf. In 2007, Parent was unable to absorb the tax benefit of the Company's loss. Accordingly, no amounts for federal income taxes receivable are recorded as Due from Parent and affiliate at December 31, 2007.

For the year ended December 31, 2007, the components of income tax expense (benefit) are as follows:

Federal — current	$ -
State and local — current	751
	751
Federal — deferred	(42,533)
State and local — deferred	(2)
	(42,535)
Total	$ (41,784)

A reconciliation between the reported tax provision, and the tax provision computed by applying the statutory federal income tax rate to pre-tax income, is as follows:

Federal income tax provision — at statutory rates	35.0 %
State and local taxes — net of federal income tax effect	(0.4)
	34.6 %

As of December 31, 2007, the Company reported $123,082 as deferred taxes primarily related to federal net operating losses and other timing differences, which will expire in the year ending December 31, 2025. The Company also reported $104,221 as deferred taxes primarily related to state and local net operating losses, which is fully offset by a valuation allowance.

6. RELATED-PARTY TRANSACTIONS

Placement Revenues and Fees — The Company has entered into agreements with its Parent and an affiliate investment advisor. Placement revenues represent fees earned by the Company primarily for services provided to these affiliated companies. Placement fees represent payments made primarily to principals of an affiliated company with respect to services provided by such principals. The Company generally receives placement revenues on a quarterly basis. For the year ended December 31, 2007, the total amount of earned fees was $167,786, of which $124,199 is due to principals of an affiliated company. Due from affiliate includes placement revenues receivable from the affiliates in the amount of $5,088. To the extent that revenues are not received by the Company, the Company is contractually relieved from remitting fees to third parties.

Shared Services Agreement — Administrative services are provided by the affiliate. Certain operating expenses of the affiliate are allocated to the Company based on an agreed-upon allocation. During 2007, the Company was allocated rent and salary expenses in the amount of $86,140.

7. ACCOUNTING DEVELOPMENTS

Accounting for Uncertainty in Income Taxes — In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, which prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. Additionally, FIN No. 48 provides guidance on the derecognition, classification, and disclosure requirements for uncertain tax positions. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. On February 1, 2008, FASB issued FSP 48-2 to defer the effective date of FIN No.48 for all private entities to periods beginning after December 15, 2007. The Company is currently in process of evaluating the effect of the interpretation on its financial position and results of operations.

* * * * * *

SUPPLEMENTAL INFORMATION

ASSET ALLIANCE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL —	
Stockholder's equity	$211,721
Deductions and charges — nonallowable assets:	
Due from Parent and affiliate	5,088
Deferred taxes	123,082
	128,170
NET CAPITAL	$ 83,551
AGGREGATE INDEBTEDNESS	$137,452
MINIMUM NET CAPITAL — (The greater of 6 ⅔% of aggregate indebtness or $5,000)	$ 9,163
EXCESS NET CAPITAL	$ 74,388
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.65 to 1

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2007 Part IIA FOCUS filing filed on February 28, 2008.

ASSET ALLIANCE INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2008

Asset Alliance Investment Services, Inc.
800 Third Avenue
New York, NY 10022

In planning and performing our audit of the financial statements of Asset Alliance Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END